

FORM 11-K

17010618

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
Unison Industries, LLC
One Neumann Way J-110
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
41 Farnsworth Street
Boston, MA 02210

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Elano Profit Sharing Plan)

Date_______June 15, 2017___

Lynn A. Kohrs
____
(Signature)*
Name: Lynn A. Kohrs
Title: SR Benefits Staff Manager

**Print name and title of the signing official under the signature.*

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2016 and 2015

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

KPMG LLP

Albany, New York
June 15, 2017

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2016 and 2015

	2016	2015
Assets:		
Investments at fair value (notes 3 and 4)	$ 91,693,555	$ 94,511,647
Notes receivable from participants	727,407	780,034
Employer contributions receivable	377,343	591,120
Accrued dividends and interest	121,183	122,497
Total assets	92,919,488	96,005,298
Liabilities:		
Payable for excess contributions	—	6,785
Net assets available for plan benefits	$ 92,919,488	$ 95,998,513

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 2,953,113	$ 1,716,032
Dividend and interest income	1,939,049	1,846,810
	4,892,162	3,562,842
Interest on notes receivable from participants	28,725	31,236
Contributions:		
Employee	6,813	2,441,126
Employer	569,655	2,005,353
	576,468	4,446,479
Total additions	5,497,355	8,040,557
Deductions from net assets attributed to:		
Benefits paid to participants	1,471,125	1,232,230
Employee rollovers into other qualified plans	7,002,453	3,304,005
Expenses and loan fees	102,802	55,337
Total deductions	8,576,380	4,591,572
Net increase (decrease)	(3,079,025)	3,448,985
Net assets available for plan benefits at:		
Beginning of year	95,998,513	92,549,528
End of year	$ 92,919,488	$ 95,998,513

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan sponsored by the Elano Division of Unison Industries, LLC (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2016, Company employees became active participants in the GE Retirement Savings Plan, and participation in this Plan was closed.

Ascensus Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation in November 2016. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") was the independent fiduciary and investment manager for the Synchrony Stock Fund.

On July 1, 2016, GE completed the sale of GE Asset Management Incorporated ("GEAM") to State Street Corporation. Funds previously managed by GEAM are now advised by State Street Global Advisors ("SSGA"). The investment objectives and policies of the funds did not change as a result of this transaction.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) Vanguard Institutional Index Fund – This fund seeks to track the performance of the S&P 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) State Street Institutional Income Fund, formerly GE Institutional Income Fund – This fund managed by SSGA seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) State Street Institutional International Equity Fund, formerly GE Institutional International Equity Fund – This fund managed by SSGA seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e) State Street Institutional U.S. Equity Fund, formerly GE Institutional U.S. Equity Fund – This fund managed by SSGA seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(f) State Street Institutional Strategic Investment Fund, formerly GE Institutional Strategic Investment Fund – This fund managed by SSGA seeks to maximize total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase. This fund was an investment option through March 3, 2016.

(i) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are a series of registered investment companies ("mutual funds") that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j) Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund invested at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. As required by the terms of the Plan, the Synchrony Stock Fund was liquidated following the one-year anniversary of its establishment and eliminated.

(k) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(l) Stephens Mid Cap Growth Fund – This fund seeks long-term growth of capital. The fund invests at least 80% of its net assets primarily in common stock of U.S. companies with medium market capitalizations. This fund became an investment option on March 4, 2016.

(m) Vanguard Total Bond Market Index Admiral Fund – This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund's assets will be invested in bonds held by the index. This fund became an investment option on March 4, 2016.

(n) Vanguard Extended Market Index Admiral Fund – This fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. This fund became an investment option on March 4, 2016.

(o) Vanguard Total International Stock Index Admiral Fund – This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The index includes approximately 5,500 stocks located in 46 countries. This fund became an investment option on March 4, 2016.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Prior to 2016, participants could elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, prior to 2016, hourly participants could elect to make after-tax contributions in an amount equal to 3% of their compensation. All participant contributions to the Plan ceased at the end of 2015. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 in 2016 and 2015. For participants who were at least age 50 during the year, the limit was generally $24,000 in 2016 and 2015.

Employer Contributions

Prior to 2016, the Plan generally provided for employer matching contributions in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis. These employer matching contributions ceased at the end of 2015. In 2016 transition employer contributions, as defined in the Plan, were made to certain eligible employees. These transition employer contributions will also be made in 2017.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment due to disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contributions for any plan year.

For December 31, 2016 and 2015, the Company made profit sharing contributions of $377,343 and $591,120, respectively.

Vesting

Participants are immediately fully vested in their contributions and related investment results. Participants are 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions (hourly employees only). In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, an annuity (only applicable to old money purchase money) or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The Plan's investments at December 31, 2016 and 2015 follow.

	2016	2015
Common stock	$ 16,094,171	$ 15,794,339
Registered investment companies	57,594,553	57,782,848
Interest-bearing cash	608,405	758,429
Stable value fund	17,396,426	20,176,031
Total investments	$ 91,693,555	$ 94,511,647

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net assets of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2016 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 16,094,171	$ —	$ —	$ 16,094,171
Registered investment companies	57,594,553	—	—	57,594,553
Interest-bearing cash	608,405	—	—	608,405
	$ 74,297,129	$ —	$ —	74,297,129
Stable value fund [(a)]				17,396,426
Total investments				$ 91,693,555

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 15,794,339	$ —	$ —	$ 15,794,339
Registered investment companies	57,782,848	—	—	57,782,848
Interest-bearing cash	758,429	—	—	758,429
	$ 74,335,616	$ —	$ —	74,335,616
Stable value fund [(a)]				20,176,031
Total investments				$ 94,511,647

[(a)] The Stable Value Fund has been measured at net asset value per share (or its equivalent) and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for plan benefits.

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2016 or 2015.

As discussed in Note 1(a) and Note 1(j), respectively, the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation, are unitized funds that consist of GE common stock and Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

The following table summarizes the investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2016	2015	Redemption Frequency	Redemption Notice period
Stable Value Fund	$ 17,396,426	$ 20,176,031	Daily	12 months

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies and a stable value fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund (liquidated in November 2016), each of which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Through the date of the sale of GEAM to State Street Corporation, certain investments of the Plan were shares of registered investment companies that were advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provided investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial (liquidated in November 2016).

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and stable value fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 25, 2013, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2016 and 2015, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 15, 2017, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Total investments at fair value per financial statements	$ 91,693,555	$ 94,511,647
Notes receivable from participants	727,407	780,034
Deemed distributions	(3,327)	(1,825)
Total notes receivable per Form 5500	724,080	778,209
Total investments per Form 5500	$ 92,417,635	$ 95,289,856

A reconciliation of deductions per the financial statements for the years ended December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Total deductions from net assets per financial statements	$ 8,576,380	$ 4,591,572
Changes in deemed distributions	1,502	341
Corrective distributions	—	6,785
Total expenses per Form 5500	$ 8,577,882	$ 4,598,698

A reconciliation of amounts per the financial statements at and for the years ended December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Net assets available for plan benefits per the financial statements	$ 92,919,488	$ 95,998,513
Deemed distributions	(3,327)	(1,825)
Net assets available for plan benefits per the Form 5500	$ 92,916,161	$ 95,996,688

	2016	2015
Total net increase (decrease) per the financial statements	$ (3,079,025)	$ 3,448,985
Changes in deemed distributions	(1,502)	(341)
Adjustment for prior year fully benefit-responsive investment contracts	—	(400,864)
Total net income (loss) per the Form 5500	$ (3,080,527)	$ 3,047,780

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 509,309 shares	$ 16,094,171
	Vanguard Institutional Index Fund	Registered investment company, 15,163 shares	3,090,676
	State Street Institutional Income Fund	Registered investment company, 414,415 shares	3,874,780
	State Street Institutional International Equity Fund	Registered investment company, 343,356 shares	3,921,124
	State Street Institutional U.S. Equity Fund	Registered investment company, 998,539 shares	12,951,046
	State Street Institutional Strategic Investment Fund	Registered investment company, 1,187,114 shares	13,865,491
	American Funds Growth Fund of America	Registered investment company, 86,346 shares	3,630,859
	Vanguard Target Retirement Income Fund	Registered investment company, 30,724 shares	393,573
	Vanguard Target Retirement 2010 Fund	Registered investment company, 3,764 shares	95,370
	Vanguard Target Retirement 2015 Fund	Registered investment company, 39,944 shares	579,586
	Vanguard Target Retirement 2020 Fund	Registered investment company, 119,764 shares	3,384,533
	Vanguard Target Retirement 2025 Fund	Registered investment company, 124,563 shares	2,036,612
	Vanguard Target Retirement 2030 Fund	Registered investment company, 69,483 shares	2,028,896
	Vanguard Target Retirement 2035 Fund	Registered investment company, 89,667 shares	1,590,696
	Vanguard Target Retirement 2040 Fund	Registered investment company, 30,037 shares	907,429
	Vanguard Target Retirement 2045 Fund	Registered investment company, 46,983 shares	887,501
	Vanguard Target Retirement 2050 Fund	Registered investment company, 22,006 shares	668,774
	Vanguard Target Retirement 2060 Fund	Registered investment company, 4,960 shares	144,025
	Galliard Capital Management Stable Value Fund	Stable value fund, 714,773 shares	17,396,426
	Stephens Mid Cap Growth Fund	Registered investment company, 137,675 shares	2,518,077
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 24,418 shares	260,057
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 6,823 shares	269,306
	Vanguard Total International Stock Index Admiral Fund	Registered investment company, 10,934 shares	496,142
*	Mid-Atlantic Capital Group	Interest-bearing cash	608,405
	Total investments at current value		91,693,555
*	Notes receivable from participants (128 loans with an interest rates from 4.25% to 4.50% from 1 month to 10 years)		724,080
	Total Assets (Held at End of Year)		$ 92,417,635

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We consent to the incorporation by reference in the registration statements (No. 333-42695 and 333-158069) on Form S-8 of General Electric Company of our report dated June 15, 2017, with respect to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

Albany, New York
June 15, 2017